Exhibit 2.3

                              (on DPAC Letterhead)



                                  March 7, 2005


Mr. Steven D. Runkel
Chief Executive Officer and President
QuaTech, Inc.
5675 Hudson Industrial Parkway
Hudson, Ohio 44236

Dear Steve:

         By way of this letter, DPAC Technologies Corp., a California corporation headquartered in Orange County, California ("DPAC") is expressing interest in acquiring all of the shares and options of QuaTech, Inc., an Ohio corporation headquartered in Hudson, Ohio ("QuaTech"). The parties anticipate that the proposed acquisition would close on or before July 15th, subject to the various approvals and other conditions described herein.

         The structure of the transaction will be based on advice from our respective financial advisors, attorneys and accountants but will have the effects set forth below. Both parties herein envision the transaction would be based on the following terms:

1. Acquisition. DPAC would acquire all QuaTech shares, warrants and options for an aggregate number of common shares of DPAC equal to one and one-half (1.5) times the sum of (a) the number of shares of Common Stock of DPAC outstanding at the effective time plus (b) a number of shares that would be issuable upon a "net exercise" of all in-the-money options and warrants of DPAC, based on a market price per DPAC common share at which any new equity financing, as required in Section 4h.(i) below, is obtained. Provided, however, shares issued or reserved and issuable in connection with borrowing or sales of New Securities as contemplated by Section 4h.(i) below, shall be eliminated from both party's outstanding or issuable shares before calculating the foregoing.

2. Due Diligence. Each party will complete a due diligence review within thirty (30) days after execution of this letter for the purpose of verifying each other's financial condition and prospects. Each party agrees for itself that it will schedule a due diligence review team to begin as soon as practicable after execution of this letter, and the party also will make its own books and records and facilities reasonably available to the other, and will make available upon reasonable notice its board members and executives as well as such data as is reasonably requested of them by the other party or its agents or representatives.


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3.   Preservation of Assets and Business. From the date of this letter until the completion of the due diligence review, set forth in Section 2 above, both DPAC and QuaTech will use reasonable efforts to preserve and maintain the assets and business of the Companies as presently conducted. DPAC will use best efforts to maintain its common shares' Nasdaq Small Cap listing.

4. Definitive Agreement. Concurrent with the due diligence, the Parties will prepare and negotiate an appropriate Agreement and Plan of Merger ("Definitive Agreement") between DPAC and QuaTech. The Definitive Agreement will provide that consummation of the transaction is subject to customary terms and conditions for such transactions and include provisions concerning the following matters:

          a. Representations, warranties, and covenants of the parties as are normal and appropriate for a transaction of the type contemplated herein with the representations, warranties and covenants expiring upon the closing (the "Closing") of the Definitive Agreement.

          b. Reasonable assurances/verification that prior to consummation of a transaction, both businesses shall have been conducted in all aspects in the ordinary course and consistent with past practices consistently applied.

          c. Shareholder Agreements between DPAC and Development Capital Ventures, LP, HillStreet Fund, L.P., William Roberts and Steve Runkel committing to vote for and cooperate in the closing of the transaction.

          d. DPAC and QuaTech shall have received all permits, authorizations, regulatory approvals and third party consents legally required for the consummation of the transactions, and all applicable legal requirements shall have been satisfied.

          e. The Board of Directors and shareholders of QuaTech, and the Board of Directors and shareholders of DPAC, shall have approved the Definitive Agreement in accordance with applicable law.

          f. Each party will be responsible for its own legal, accounting, and transaction costs.

          g. DPAC will form a subsidiary to merge with QuaTech, and the transaction will be structured as a tax-free reorganization pursuant to Internal Revenue Code Section 368, and, if practicable and consistent with reorganization treatment under Section 368, QuaTech's corporate existence will be preserved in the merger.

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          h. Closing conditions shall include that (i) DPAC, or QuaTech at the direction of DPAC, shall have obtained, prior to or as of the Closing, not less than $3,000,000 nor more than $5,000,000, in the aggregate, of net proceeds from the sale of new debt or equity securities (the "New Securities") on terms reasonably satisfactory to each of DPAC and QuaTech,
     (ii) DPAC and QuaTech shall have minimum unrestricted cash balances and working capital balances as of closing which will be determined by the parties, (iii) QuaTech shall have paid and discharged its mezzanine loan at Closing out of available transaction funds of the combined company, (iv) holders of QuaTech warrants shall have agreed to convert such warrants into common stock of DPAC upon consummation of the merger as if such warrants were converted to common stock of QuaTech immediately prior to the Closing,
     (v) the holder of QuaTech's preferred stock shall have agreed to convert such preferred stock into common stock of DPAC upon consummation of the merger as if such shares of preferred stock were converted into common stock of QuaTech immediately prior to the Closing, (vi) each of the parties shall have obtained all necessary consents, and (vii) neither of the parties shall have suffered a material adverse change in its financial condition or business prospects.

          i. As of the Closing, the board of directors of DPAC shall consist of seven individuals including, William Roberts, Steve Runkel, Kim Early and four independent directors. As of the Closing, Steve Runkel shall be employed as the CEO of DPAC, and Kim Early shall continue as a full-time employee of DPAC and shall be the Chairman of the Board and a director of DPAC. Kim Early's responsibilities shall be finding, planning and, if approved by DPAC's Board of Directors, executing DPAC's future acquisitions of complementary product lines and businesses, and he shall report to the Board of Directors of DPAC.

          j. Key management personnel, to be determined, shall execute satisfactory Employment Agreements effective prior to or at Closing.

          k. A customary mutual Break-Up Fee provision shall be included.

          l. DPAC will concurrently with the Merger effect a reverse stock split in a ratio to be mutually agreed upon.

          m. DPAC will enter into a registration rights agreement with Development Capital Ventures, LP, HillStreet Fund, L.P., and William Roberts, as QuaTech shareholders receiving shares of DPAC common stock (which may be deemed to hold control shares) in connection with the transactions contemplated by the Definitive Agreement that provides such QuaTech shareholders certain customary demand rights related to the resale of such shares.

5. Confidentiality. Other than planned public announcements subject to Section 6, with respect to information concerning or relevant to the other party and its business and the transaction contemplated herein, including the identities of the parties and the fact that the parties are in negotiations, each party agrees on behalf of itself that it will hold such information in strict confidence and will not disclose any of such information other than to its own directors, officers, employees, agents and representatives who need to know such information for the purpose of evaluating the transaction, who shall be informed by the party of the confidential nature of such information and be directed by and agree with the party to treat such information confidentially. Provided, however, that this paragraph does not apply to the use or disclosure of information which
     (a) was known to the receiving party before receipt thereof from the disclosing party; (b) is learned by the receiving party not from the disclosing party or its representatives but from another person entitled to disclose it; (c) becomes known publicly other than through the party receiving the disclosure; or (d) is required by law or court order to be disclosed by the party receiving the disclosure.

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6.   Public Announcement. Any announcement of the transactions contemplated hereby by either party must be approved in writing as to content and timing in advance by the other party; provided, however, either party may make any announcements as required by law.

7. Exclusive Negotiations. Each party, by execution of this letter, agrees and commits that neither party, nor any affiliate, employee, director, principal or representative thereof will negotiate, solicit, seek, retain, consider, accept or enter into any commitment to consider or accept, nor will they assent to, any offer from any party other than the other party hereto or its affiliates with respect to any transaction having the effect of transferring control of the party, or the goodwill or (other than in the ordinary course of business) assets or any portion of such party, to any party other than the other party hereto or the shareholders of that party. The obligations set forth in this paragraph shall be in full force and effective during the forty-five (45) day period beginning on the date on which this letter is executed by QuaTech and shall expire at the close of business on the forty-fifth (45th) day after the date on which this letter is executed by QuaTech.

8. Unique Agreement. The parties agree that the provisions of Sections 5, 6, and 7 of this letter grant rights to QuaTech and DPAC which are of a unique and special nature. The parties further agree that any violation by QuaTech of Sections 5, 6 or 7 or by DPAC of Sections 5, 6, or 7 of this letter will result in immediate and irreparable harm to DPAC on one hand or QuaTech on the other hand and that in the event of any actual or threatened breach or violation of any of said provisions, the non-breaching party will be entitled as a matter of right to an injunction or a decree of specific performance from any equity court of competent jurisdiction. The breaching party hereby waives the right to assert the defense that such breach or violation can be compensated adequately with damages in an action at law. Nothing in this letter will be construed as prohibiting the non-breaching party from pursuing, or limiting the availability of, any other remedies at law or in equity available to it for such breach or violation or threatened breach or violation.

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         This letter does not constitute a contract to purchase, but only expresses the serious intent of DPAC and QuaTech to enter into a transaction that would include, as major points, the provisions set forth herein. Unless a Definitive Agreement shall have been negotiated and executed by both parties by April 8, 2005, neither DPAC nor QuaTech shall be under any obligation, except for the agreements contained in Sections 5, 6, 7, and 8 hereof which shall be binding upon the parties in accordance with their terms, regardless of any negotiations or understandings arising subsequent to the date of this letter, unless otherwise mutually agreed to in writing.

         If the Board of Directors of QuaTech desires to proceed as outlined herein, kindly so indicate by returning a duly executed copy of this letter to DPAC by fax to (714) 899-7574 not later than 8:00 pm EST today, March 7, 2005.

                                               Sincerely,

                                               DPAC Technologies Corp.


                                               By: /s/ Kim Early
                                                  _________________________
                                               Kim Early
                                               Chief Executive Officer



Accepted and agreed to by the Board of Directors of QuaTech, Inc.:

Date: March 7, 2005



                                               By: /s/ Steven D. Runkel
                                                  __________________________
                                               Steven D. Runkel
                                               Chief Executive Officer


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